GRACE THERAPEUTICS, INC.
103 Carnegie Center, Suite 300
Princeton, New Jersey 08540

March 12, 2025

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason Drory

Re:	Grace Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 10, 2025
File No. 333-285661
Request for Acceleration of Effective Date

To Whom it May Concern,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Grace Therapeutics, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on March 13, 2025, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Steven Abrams of Hogan Lovells US LLP at (267) 675-4671. Also, please notify Mr. Abrams when this request for acceleration has been granted.

Very truly yours,

GRACE THERAPEUTICS, INC.

By:	/s/ Prashant Kohli
Name:	Prashant Kohli
Title:	Chief Executive Officer